SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Magma Design Automation, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

559181 10 2 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rajeev Madhavan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,699,679(1) 6 SHARED VOTING POWER 494,323 shares(2) 7 SOLE DISPOSITIVE POWER 1,634,678 shares(3) 8 SHARED DISPOSITIVE POWER 494,323 shares(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,194,002 shares(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Beneficial ownership as of 6/30/04:

(1)	Includes 496,190 shares beneficially owned pursuant to stock options exercisable within 60 days of June 30, 2004, of which 65,001 shares, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time.

(2)	Shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998.

(3)	Includes 431,189 shares beneficially owned pursuant to stock options exercisable within 60 days of June 30, 2004.

(4)	Includes 496,190 shares beneficially owned pursuant to stock options exercisable within 60 days of June 30, 2004, part of which, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time. Includes 494,323 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: Magma Design Automation, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 5460 Bayfront Plaza, Santa Clara, California 95054

Item 2.	(a)	Name of Person Filing: Rajeev Madhavan

	(b)	Address of Principal Business Office: 5460 Bayfront Plaza, Santa Clara, California 95054

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common Stock, $.0001 par value

	(e)	CUSIP Number: 559181 10 2

Item 3.	Not Applicable.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned: 2,194,002 shares of Common Stock

(b) Percent of class: 6.2%

(c) Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:

1,699,679 shares, which includes 496,190 shares beneficially owned pursuant to stock options exercisable within 60 days of June 30, 2004, of which 65,001 shares, upon exercise, are subject to a right of repurchase by Magma Design Automation, Inc., which right lapses over time.

(ii)

Shared power to vote or to direct the vote:

494,323 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan living Trust UAD 10/29/1998.

(iii) Sole power to dispose or to direct the disposition of: 1,634,678 shares, which includes 431,189 shares beneficially owned pursuant to stock options exercisable within 60 days of June 30, 2004.

(iv)

Shared power to dispose or to direct the disposition:

494,323 shares held by the Madhavan Living Trust UAD 10/29/1998. Mr. Madhavan and his spouse, Geetha Madhavan, are trustees of the Madhavan Living Trust UAD 10/29/1998.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ❑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

SCHEDULE 13G

CUSIP No. 559181 10 2	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2004	By:	/S/ RAJEEV MADHAVAN
Rajeev Madhavan